Exhibit 1

2025 2nd Quarter Results Mexico City, July 10, 2025 NYSE: VIST BMV: VISTA

July 10, 2025, Mexico City, Mexico

Vista Energy, S.A.B. de C.V. (“Vista” or the “Company”) (NYSE: VIST; BMV: VISTA), reported today its financial and operational results corresponding to Q2 2025. Such results consolidate the acquisition of Petronas E&P Argentina S.A. (“PEPASA”, currently Vista Energy LACh S.A.), and therefore a 50% interest in La Amarga Chica block, as of April 1, 2025.

Q2 2025 highlights:

◾

Total production in Q2 2025 was 118,018 boe/d, an 81% increase compared to Q2 2024, and a 46% increase compared to Q1 2025. Oil production in Q2 2025 was 102,197 bbl/d, a 79% increase y-o-y, and a 47% increase q-o-q.

◾

In Q2 2025, the average realized crude oil price was 62.2 $/bbl, a 13% decrease compared to Q2 2024 and a 9% decrease compared to the average realized crude oil price in Q1 2025. Lower realization prices were driven by a lower Brent price, which during Q2 2025 was on average 21% lower compared to Q2 2024. During Q2 2025, 100% of oil sales were at export parity prices.

◾	The realized natural gas price for Q2 2025 was 2.8 $/MMBtu, a 27% decrease y-o-y, driven by lower prices both in the domestic and export markets.

◾

Total revenues in Q2 2025 were 610.5 $MM, 54% above Q2 2024, driven by production increase in our operated blocks and the consolidation of 50% working interest in La Amarga Chica. Net revenues during the quarter were 593.0 $MM. Net revenues from oil and gas exports were 345.0 $MM, representing 58% of total net revenues.

◾	Lifting cost in Q2 2025 was 4.7 $/boe, 4% above Q2 2024 and sequentially flat, reflecting the Company’s focus on cost control.

•	Selling expenses in Q2 2025 were 3.8 $/boe, a sequential decline of 41%, driven by the reduction of trucking volumes to zero, as the Oldelval Duplicar pipeline became online by the end of Q1 2025.

◾

Adjusted EBITDA for Q2 2025 was 404.5 $MM, 40% above Q2 2024 and 47% more than Q1 2025, mainly driven by production increase in our operated blocks and the consolidation of 50% working interest in La Amarga Chica, and partially offset by lower realized oil prices. Adjusted EBITDA margin was 66%, or 4 p.p. above Q1 2025, mainly driven by lower selling expenses.

◾

Net Income during Q2 2025 totaled 235.3 $MM, a 184% increase q-o-q and a 68% increase y-o-y. The sequential increase was mainly driven by higher Adj. EBITDA, other effects for 101.8 $MM mainly related to the PEPASA acquisition, partially offset by higher Depreciation, depletion and amortization. EPS was 2.26 $/share in Q2 2025, compared to 0.86 $/share in Q1 2025 and 1.44 $/share in Q2 2024.

◾

Capex during Q2 2025 was 356.1 $MM. The Company invested 207.9 $MM in drilling, completion and workover of Vaca Muerta operated wells (mainly in connection with the drilling of 18 wells and the completion of 12 wells), 106.1 $MM in the development of La Amarga Chica (mainly in connection with the drilling of 6 net wells and the completion of 12 net wells at a 50% working interest), 27.2 $MM in development facilities in the operated blocks, and 15.0 $MM in G&G studies, IT and other projects.

◾

In Q2 2025, the Company recorded a negative free cash flow of 1,356.2 $MM. Cash flow from operating activities was negative at 9.4 $MM, mainly reflecting income tax payments of 215.0 $MM, an increase in working capital of 58.5 $MM, restructuring and reorganization expenses of 23.7 $MM and advanced payments for midstream expansion of 18.1 $MM. Cash flow used in investing activities reached 1,346.8 $MM for Q2 2025, reflecting accrued capex of 356.1 $MM, an increase in capex-related working capital of 139.8 $MM and the acquisition of PEPASA (net of cash) for 841.6 $MM. Cash flow from financing activities totaled 770.3 $MM, mainly driven by proceeds from borrowings of 1,378.6 $MM, partially offset by the repayment of borrowings’ capital of 514.2 $MM.(1)

(1)

Q2 2025 Cash flow from financing activities is the sum of: (i) cash flow generated by financing activities for 769.0 $MM; (ii) effect of exposure to changes in the foreign currency rate of cash and cash equivalents and other financial results for 0.8 $MM; and (iii) the variation in Argentine government bonds for 0.5 $MM.

Production

Total average net daily production

	Q2-25	Q1-25	Q2-24	▲ y/y	▲ q/q
Total (boe/d)	118,018	80,913	65,288	81%	46%
Oil (bbl/d)	102,197	69,623	57,204	79%	47%
Natural Gas (MMm3/d)	2.44	1.70	1.26	93%	44%
NGL (boe/d)	468	585	139	238%	(20)%

Average daily production during Q2 2025 was 118,018 boe/d, an 81% increase y-o-y and 46% q-o-q, reflecting the consolidation of La Amarga Chica, which added 38,733 boe/d of Q2 2025 production, recovering to Q4 2024 levels.

Oil production was 102,197 bbl/d during Q2 2025, a 79% increase y-o-y and 47% on a sequential basis. Natural gas production in Q2 2025 was 2.44 MMm3/d, a 93% increase y-o-y and 44% on a sequential basis. NGL production in Q2 2025 was 468 boe/d, a 238% increase y-o-y and a 20% decrease q-o-q.

Q2 2025 Average net daily production by asset

	Target	Interest	Oil (bbl/d)	Natural Gas (MMm3/d)	NGL (boe/d)	Total (boe/d)
Total WI production per concession			102,197	2.44	467.9	118,018

Aguada Federal	Shale	100%	3,217	0.07	6.7	3,688
Águila Mora	Shale	90%	418	0.03	—	625
Bajada del Palo Este	Shale	100%	12,736	0.12	43.5	13,515
Bajada del Palo Oeste	Shale	100%	49,350	1.05	49.1	56,002
Bandurria Norte	Shale	100%	—	—	—	—
Bajada del Palo Este	Conventional	100%	3	0.00	43.6	69
Bajada del Palo Oeste	Conventional	100%	57	0.05	—	370
Coirón Amargo Norte	Conventional	84.6%	15	—	—	15
CS-01 (México)	Conventional	100%	426	0.00	—	440

Total operated production			66,221	1.33	142.9	74,723

La Amarga Chica	Shale	50%	33,528	0.83	—	38,733
25 de Mayo-Medanito (1)	Conventional	—	639	0.05	—	979
Acambuco	Conventional	1.5%	16	0.02	—	147
Agua Amarga (1)	Conventional	—	82	0.02	21.8	256
Entre Lomas (1)	Conventional	—	1,110	0.11	303.1	2,092
Jagüel de los Machos (1)	Conventional	—	601	0.08	—	1,088

Total non-operated production			35,976	1.11	324.9	43,295

Total shale production			99,249	2.10	99.4	112,563

Total conventional production			2,948	0.34	368.5	5,455

(1)

Transferred Conventional Assets operated by Aconcagua, effective as of March 1, 2023. Under the agreement, Vista is entitled to 40% of crude oil production and reserves and 100% of natural gas and LPG and condensates production and reserves of the Transferred Conventional Assets.

Revenues

Total revenues per product

Revenues per product - in $MM	Q2-25	Q1-25	Q2-24	▲ y/y	▲ q/q
Revenues	610.5	438.5	396.7	54%	39%
Export Duties	(17.6)	(17.6)	(11.8)	49%	(0)%
Net Revenues	593.0	420.8	384.9	54%	41%
Oil	566.7	405.3	362.8	56%	40%
Export market	342.2	219.1	148.2	131%	56%
Domestic market	224.5	186.3	214.6	5%	21%
Domestic market at export parity	224.5	146.0	102.4	119%	54%
Natural Gas	24.8	13.6	21.9	14%	82%
Export market	2.8	3.3	6.0	(54)%	(15)%
Domestic market	22.0	10.4	15.8	39%	113%
NGL	1.5	1.9	0.3	433%	(21)%

Average realized prices per product

Product	Q2-25	Q1-25	Q2-24	▲ y/y	▲ q/q
Oil ($/bbl)	62.2	68.6	71.8	(13)%	(9)%
Export market	61.3	68.0	76.6	(20)%	(10)%
Domestic market	63.6	69.4	68.9	(8)%	(8)%
Domestic market at export parity	63.6	69.9	78.8	(19)%	(9)%
Natural Gas ($/MMBTU)	2.8	2.5	3.9	(27)%	15%
Export market	5.7	5.6	7.7	(25)%	2%
Domestic market	2.7	2.1	3.3	(19)%	27%
NGL ($/tn)	427	453	299	43%	(6)%

Total sales volumes per product

Product	Q2-25		Q1-25	Q2-24	▲ y/y	▲ q/q
Oil (MMbbl)	9.1	(1)	5.9	5.0	80%	54%
Export market	5.6		3.2	1.9	189%	73%
Domestic market	3.5		2.7	3.1	13%	32%
Domestic market at export parity	3.5		2.1	1.3	172%	69%
Natural Gas (millions of MMBTU)	8.8		5.5	5.6	56%	59%
Export market	0.5		0.6	0.8	(39)%	(17)%
Domestic market	8.3		4.9	4.8	72%	68%
NGL (Mtn)	3.4		4.1	0.9	273%	(16)%

(1)	During Q2 2025, Vista recorded an inventory build-up of 0.19 MMbbl, resulting from a production of 9.30 MMbbl and sales of 9.11 MMbbl.

During Q2 2025, total revenues were 610.5 $MM, a 54% increase compared to Q2 2024, and a 39% increase compared to Q1 2025. Net revenues were 593.0 $MM. Net revenues from oil and gas exports were 345.0 $MM, representing 58% of total net revenues.

Crude oil net revenues in Q2 2025 totaled 566.7 $MM, representing 95.6% of total net revenues, a 56% increase compared to Q2 2024, driven by production increase in our operated blocks and the consolidation of 50% working interest in La Amarga Chica. The average realized oil price during the quarter was 62.2 $/bbl, 13% below the same quarter of last year, driven by a lower Brent price, which during Q2 2025 was on average 21% below Q2 2024.

During Q2 2025, the Company exported 61% of crude oil sales volumes at a realized price of 61.3 $/bbl. Net revenues from the oil export market accounted for 60% of net oil revenues, reaching 342.2 $MM. During the quarter, all domestic volumes were sold at export parity-linked pricing, leading to 100% of total oil sales sold at export parity, combining sales to international buyers with domestic buyers paying export prices.

Natural gas net revenues in Q2 2025 were 24.8 $MM, representing 4.2% of total net revenues. The average realized natural gas price for the quarter was 2.8 $/MMBtu, a 27% decrease y-o-y driven by lower prices both in the domestic and international markets, and a 15% increase compared to Q1 2025. Plan GasAr represented 44% of total natural gas sales volume, with an average realized price of 3.2 $/MMBtu during the quarter, a 14% price decrease compared to Q2 2024. Sales to industrial clients represented 51% of total natural gas sales volume at an average realized price of 2.2 $/MMBtu, an 8% price decrease compared to Q2 2024. The remaining 6% of total natural gas sales volume was exported at an average realized price of 5.7 $/MMBtu, a 25% price decrease compared to Q2 2024.

NGL net revenues were 1.5 $MM during Q2 2025, representing 0.2% of total net revenues. The average price of NGL sales was 427 $/tn.

Lifting Cost

	Q2-25	Q1-25	Q2-24	▲ y/y	▲ q/q
Lifting Cost ($MM)	50.3	34.1	26.7	88%	48%
Lifting cost ($/boe)	4.7	4.7	4.5	4%	0%

Lifting cost during Q2 2025 was 50.3 $MM, an 88% increase y-o-y and a 48% increase on a sequential basis, reflecting higher production and oilfield activity. On a per-unit basis, lifting cost in Q2 2025 was 4.7 $/boe, 4% above Q2 2024 and flat q-o-q, reflecting the Company’s focus on cost control.

Selling Expenses

	Q2-25	Q1-25	Q2-24	▲ y/y	▲ q/q
Selling expenses ($MM)	40.7	46.8	22.1	84%	(13)%
Selling expenses ($/boe)	3.8	6.4	3.7	2%	(41)%

Selling expenses during Q2 2025 were 40.7 $MM, a 13% decrease q-o-q, mainly driven by savings in trucking costs, which were zero in Q2 2025 compared to 27.7 $MM in Q1 2025. The elimination of trucking volumes led to a sequential decrease of 41% in selling expenses on a per-unit basis, from 6.4 $/boe in Q1 2025 to 3.8 $/boe in Q2 2025.

Adjusted EBITDA

Adjusted EBITDA reconciliation ($MM)	Q2-25	Q1-25	Q2-24	▲ y		▲ q
Net profit for the period	235.3	82.8	139.6	95.6		152.5

(+) Income tax (expense) / Benefit	58.5	52.2	29.9	28.6		6.4
(+) Financial income (expense), net	65.7	7.2	10.0	55.6		58.4
(+) Income (loss) from investments in associates	1.0	—	—	1.0		1.0

Operating profit	360.5	142.2	179.6	180.9		218.3

(+) Depreciation, depletion and amortization	176.9	126.0	101.0	75.9		51.0
(+) Restructuring and Reorganization expenses	23.7	—	—	23.7		23.7
(+) Impairment of long-lived assets	38.3	—	—	38.3		38.3
(+) Other non-cash costs related to the transfer of conventional assets	7.6	7.2	7.8	(0.2)		0.4
(+) Gain from business combination	(202.5)	—	—	(202.5)		(202.5)

Adjusted EBITDA (1)	404.5	275.4	288.4	116.2		129.1

Adjusted EBITDA Margin (%) (2)	66%	62%	70%	(4	)p.p.	+4p.p.

(1)

Adj. EBITDA = Profit for the year, net + Income tax (expense) / benefit + Financial income (expense), net + Income (loss) from investments in associates + Depreciation, depletion and amortization + Restructuring and reorganization expenses + Impairment (reversal) of long-lived assets + Other non-cash costs related to the transfer of conventional assets + Gain from business combination.

(2)

Adj. EBITDA Margin = Adj. EBITDA / (Total revenues + Gain from Exports Increase Program). Gain from Exports Increase Program is zero as of Q2-25. Adj. EBITDA Margin for Q2-25 (66%) = Adj. EBITDA (404.5 $MM) / (Total revenues (610.5 $MM) + Gain from Exports Increase Program (0 $MM)).

Adjusted EBITDA was 404.5 $MM in Q2 2025, a 47% increase compared to 275.4 $MM in Q1 2025, mainly driven by production increase from the consolidation of 50% working interest in La Amarga Chica, the elimination of trucked oil volume, and partially offset by lower realized oil prices. On an interannual basis, Adjusted EBITDA increased by 40% in Q2 2025.

Adjusted EBITDA margin was 66%, 4 p.p. above Q1 2025, as the elimination of trucked volumes offset the lower realized oil prices, and 4 p.p. below Q2 2024.

Net Income

Net Income in Q2 2025 was 235.3 $MM, a 184% increase q-o-q and a 68% increase y-o-y. The sequential increase was mainly driven by (a) higher Adjusted EBITDA of 404.5 $MM in Q2 2025 compared to 275.4 $MM in Q1 2025, (b) other effects for 101.8 $MM mainly related to the PEPASA acquisition, partially offset by (c) higher Depreciation, depletion and amortization for 176.9 $MM in Q2 2025 compared to 126.0 $MM in Q1 2025, (d) higher Income tax expense of 58.5 $MM in Q2 2025 compared to 52.2 $MM in Q1 2025, and (e) higher other net Financial expense of 27.0 $MM in Q2 2025 compared to 7.2 $MM in Q1 2025.

EPS was 2.26 $/share in Q2 2025, compared to 1.44 $/share in Q2 2024 and 0.86 $/share in Q1 2025. (1)

(1)

EPS (Earnings per share): Net Income divided by weighted average number of ordinary shares. The weighted average number of ordinary shares for Q2 2025, Q1 2025, and Q2 2024 were 104,263,344, 96,456,618, and 96,690,120, respectively.

Capex

Capex during Q2 2025 was 356.1 $MM. The Company invested 207.9 $MM in drilling, completion and workover of Vaca Muerta operated wells (mainly in connection with the drilling of 18 wells and the completion of 12 wells), 106.1 $MM in the development of La Amarga Chica (mainly in connection with the drilling of 6 net wells and the completion of 12 net wells at a 50% working interest), 27.2 $MM in development facilities in the operated blocks, and 15.0 $MM in G&G studies, IT and other projects.

Operated wells tied-in during Q2 2025

Concession	Well name	Pad number	Landing zone	Lateral length (mts)	Total frac stages
Bajada del Palo Oeste	2221	BPO-33	La Cocina	2,698	47
Bajada del Palo Oeste	2222	BPO-33	Organic	2,698	47
Bajada del Palo Oeste	2223	BPO-33	La Cocina	2,722	46
Bajada del Palo Oeste	2224	BPO-33	Organic	2,698	47
Bajada del Palo Oeste	2961	BPO-34	Organic	2,968	47
Bajada del Palo Oeste	2962	BPO-34	La Cocina	3,101	54
Bajada del Palo Oeste	2963	BPO-34	Organic	3,449	57
Bajada del Palo Oeste	2964	BPO-34	La Cocina	3,449	57
Bajada del Palo Este	2051	BPE-9	La Cocina	1,455	30
Bajada del Palo Este	2052	BPE-9	La Cocina	1,892	39
Bajada del Palo Este	2053	BPE-9	La Cocina	1,504	31
Bajada del Palo Este	2054	BPE-9	La Cocina	2,086	43

Financial overview

During Q2 2025, Vista maintained a solid balance sheet with strong liquidity. Cash position at the end of the quarter of 153.8 $MM. Cash flow from operating activities was negative at 9.4 $MM, reflecting income tax payments of 215.0 $MM, an increase in working capital of 58.5 $MM, restructuring and reorganization expenses of 23.7 $MM and advanced payments for midstream expansion of 18.1 $MM. Cash flow used in investing activities reached 1,346.8 $MM for the quarter, reflecting accrued capex of 356.1 $MM, an increase in capex-related working capital of 139.8 $MM and the acquisition of PEPASA (net of cash) for 841.6 $MM.

In Q2 2025, cash flow from financing activities totaled 770.3 $MM, mainly driven by proceeds from borrowings of 1,378.6 $MM, partially offset by the repayment of borrowings’ capital of 514.2 $MM. (1)

Gross debt totaled 2,598.6 $MM as of quarter end, resulting in a net debt of 2,444.8 $MM. At the end of Q2 2025, net leverage ratio was 1.38x on a pro forma basis (i.e., as if PEPASA had been acquired on January 1, 2024) and 1.93x on a non-pro forma basis, compared to 0.84x by quarter end Q1 2025. (2)

(1)

Q2 2025 Cash flow from financing activities is the sum of: (i) cash flow generated by financing activities for 769.0 $MM; (ii) effect of exposure to changes in the foreign currency rate of cash and cash equivalents and other financial results for 0.8 $MM; and (iii) the variation in Argentine government bonds for 0.5 $MM.

(2)

Pro forma values calculated as if PEPASA had been acquired on January 1, 2024. Pro forma Net Leverage Ratio (1.38x) = (Gross financial debt (2,599 $MM) – Cash, bank balances and other short-term investments (154 $MM)) / Pro forma LTM Adj. EBITDA (1,766 $MM).

Vista Energy S.A.B. de C.V.

Profit for the period

(Amounts expressed in thousand U.S. dollars)

	Q2-25	Q1-25	Q2-24
Total Revenues	610,542	438,456	396,715
Oil	584,261	422,970	374,688
Natural Gas	24,808	13,619	21,751
NGL and others	1,473	1,867	276

Cost of Sales	(325,346)	(226,503)	(188,671)

Operating costs	(50,290)	(34,064)	(26,738)
Crude oil stock fluctuation	(6,206)	9,032	3,654
Royalties and others	(84,291)	(68,254)	(56,790)
Depreciation, depletion and amortization	(176,940)	(125,977)	(101,005)
Other non-cash costs related to the transfer of conventional assets	(7,619)	(7,240)	(7,792)

Gross profit	285,196	211,953	208,044

Selling expenses	(40,705)	(46,768)	(22,140)
General and administrative expenses	(29,712)	(28,031)	(22,390)
Exploration expenses	(164)	(180)	(2)
Other operating income	208,073	6,409	16,987
Other operating expenses	(23,969)	(1,192)	(908)
Impairment of long-lived assets	(38,252)	—	—

Operating profit	360,467	142,191	179,591

Income (loss) from investments in associates	(979)	—	—
Interest income	274	1,056	1,319
Interest expense	(40,106)	(24,281)	(11,219)
Other financial income (expense)	(25,841)	15,992	(130)

Other financial income (expense), net	(65,673)	(7,233)	(10,030)

Profit before income tax	293,815	134,958	169,561

Current income tax (expense)	(80,286)	(66,322)	(105,613)
Deferred income tax benefit	21,760	14,157	75,692

Income tax (expense)	(58,526)	(52,165)	(29,921)

Profit for the period, net	235,289	82,793	139,640

Vista Energy S.A.B. de C.V.

Consolidated Balance Sheet

(Amounts expressed in thousand U.S. dollars)

	As of June 30, 2025	As of December 31, 2024
Property, plant and equipment	4,792,465	2,805,983
Goodwill	22,576	22,576
Other intangible assets	13,646	15,443
Right-of-use assets	92,941	105,333
Biological assets	13,472	10,027
Investments in associates	48,558	11,906
Trade and other receivables	366,855	205,268
Deferred income tax assets	71,560	3,565
Total noncurrent assets	5,422,073	3,180,101
Inventories	12,244	6,469
Trade and other receivables	476,920	281,495
Cash, bank balances and other short-term investments	153,823	764,307
Total current assets	642,987	1,052,271
Total assets	6,065,060	4,232,372

Deferred income tax liabilities	91,672	64,398
Lease liabilities	47,388	37,638
Provisions	36,060	33,058
Borrowings	1,900,236	1,402,343
Trade and other payables	281,352	—
Employee benefits	17,942	15,968
Income tax liability	14,170	—
Total noncurrent liabilities	2,388,820	1,553,405
Provisions	16,315	3,910
Lease liabilities	27,627	58,022
Borrowings	698,360	46,224
Salaries and payroll taxes	17,388	32,656
Income tax liability	328,414	382,041
Other taxes and royalties	33,235	47,715
Trade and other payables	430,342	487,186
Total current liabilities	1,551,681	1,057,754
Total liabilities	3,940,501	2,611,159
Total equity	2,124,559	1,621,213

Total equity and liabilities	6,065,060	4,232,372

Vista Energy S.A.B. de C.V.

Consolidated Income Statement

(Amounts expressed in thousand U.S. dollars)

	For the period from April 1st to June 30, 2025	For the period from April 1st to June 30, 2024
Revenue from contracts with customers	610,542	396,715
Revenues from crude oil sales	584,261	374,688
Revenues from natural gas sales	24,808	21,751
Revenues from LPG sales	1,473	276
Cost of sales	(325,346)	(186,671)
Operating costs	(50,290)	(26,738)
Crude oil stock fluctuation	(6,206)	3,654
Royalties and others	(84,291)	(56,790)
Depreciation, depletion and amortization	(176,940)	(101,005)
Other non-cash costs related to the transfer of conventional assets	(7,619)	(7,792)

Gross profit	285,196	208,044

Selling expenses	(40,705)	(22,140)
General and administrative expenses	(29,712)	(22,390)
Exploration expenses	(164)	(2)
Other operating income	208,073	16,987
Other operating expenses	(23,969)	(908)
Impairment of long-lived assets	(38,252)	—

Operating profit	360,467	179,591

Income (loss) from investments in associates	(979)	—
Interest income	274	1,319
Interest expense	(40,106)	(11,219)
Other financial income (expense)	(25,841)	(130)

Financial income (expense), net	(65,673)	(10,030)

Profit before income tax	293,815	169,561

Current income tax (expense)	(80,286)	(105,613)
Deferred income tax benefit	21,760	75,692

Income tax (expense)	(58,526)	(29,921)

Profit for the period, net	235,289	139,640

Other comprehensive income for the period	(1,190)	11

Total comprehensive profit for the period	234,099	139,651

Vista Energy S.A.B. de C.V.

Consolidated Statement of Cash Flows

(Amounts expressed in thousand U.S. dollars)

	For the period from April 1st to June 30, 2025	For the period from April 1st to June 30, 2024
Cash flows from operating activities
Profit for the period, net	235,289	139,640
Adjustments to reconcile net cash flows
Items related to operating activities:
Share-based payments	9,302	9,780
Net increase in provisions	226	908
Net changes in foreign exchange rate	(23,664)	(509)
Discount of assets and liabilities at present value	2,194	316
Discount for well plugging and abandonment	410	286
Income tax expense	58,526	29,921
Other non-cash costs related to the transfer of conventional assets	7,619	7,792
Employee benefits	198	76
Items related to investing activities:
Gain from business combination	(202,474)	—
Interest (loss) from investment in associates	979	—
Interest income	(274)	(1,319)
Changes in the fair value of financial assets	(7,051)	(6,548)
Depreciation and depletion	174,837	99,647
Amortization of intangible assets	2,103	1,358
Impairment of long-lived assets	38,252	—
Items related to financing activities:
Interest expense	40,106	11,219
Amortized cost	6,216	367
Interest expense on lease liabilities	902	756
Other taxes interest	38,687	—
Other financial income (expense)	8,147	5,462
Changes in working capital:
Trade and other receivables	(95,519)	(19,797)
Inventories	6,206	(3,654)
Trade and other payables	(7,452)	16,459
Payments of employee benefits	(137)	(110)
Salaries and payroll taxes	(50,235)	3,001
Other taxes and royalties	(37,791)	(5,068)
Provisions	—	(747)
Income tax payment	(215,004)	(7,823)

Net cash flows provided by operating activities	(9,402)	281,413

Cash flows from investing activities:
Payments for acquisitions of property, plant and equipment and biological assets	(495,925)	(272,202)
Payments for Business Combination. net of cash acquired	(841,555)	—
Proceeds from the transfer of conventional assets	—	—
Payments for acquisitions of other intangible assets	(601)	(1,679)
Payments for investments in associates	(8,980)	(594)
Interest received	274	1,319

Net cash flows (used in) investing activities	(1,346,787)	(273,156)

Cash flows from financing activities:
Proceeds from borrowings	1,378,570	246,417
Payment of borrowings principal	(514,153)	(11,537)
Payment of borrowings interest	(43,668)	(4,424)
Payment of borrowings cost	(9,617)	(566)
Payment of lease	(23,710)	(10,916)
Share repurchase	—	(49,982)
Payments of other taxes interest	(10,256)	—
Payments of other financial results	(8,147)	(6,457)

Net cash flow provided by (used in) financing activities	769,019	162,535

	For the period from April 1st to June 30, 2025	For the period from April 1st to June 30, 2024
Net increase (decrease) in cash and cash equivalents	(587,170)	170,792

Cash and cash equivalents at beginning of period	733,403	144,762
Effect of exposure to changes in the foreign currency rate and other financial results of cash and cash equivalents	767	6,008
Net (decrease) increase in cash and cash equivalents	(587,170)	170,792

Cash and cash equivalents at end of period	147,000	321,562

Adjusted Net Income

Adjusted Net Income reconciliation ($MM)	Q2-25	Q1-25	Q2-24	▲ y	▲ q
Net profit for the period	235.3	82.8	139.6	95.6	152.5

Adjustments:
(+) Deferred Income tax	(21.8)	(14.2)	(75.7)	53.9	(7.6)
(+) Impairment (reversal) of long-lived assets	38.3	—	—	38.3	38.3
(+) Other non-cash costs related to the transfer of conventional assets	7.6	7.2	7.8	(0.2)	0.4
(+) Gain from business combination	(202.5)	—	—	(202.5)	(202.5)
Adjustments to Net Income	(178.4)	(6.9)	(67.9)	(110.5)	(171.4)

Adjusted Net Income	56.9	75.9	71.7	(14.8)	(19.0)

Adjusted EPS ($/share)	0.55	0.79	0.74	(0.2)	(0.2)
EPS ($/share)	2.26	0.86	1.44	0.8	1.4

Note: Vista’s historical operational and financial information is available on the Company’s website (www.vistaenergy.com/investors) in spreadsheet format.

Glossary, currency and definitions:

•

Note: Amounts are expressed in U.S. Dollars, unless otherwise stated, and in accordance with International Financial Reporting Standards (“IFRS”). Some of the amounts are unaudited. Amounts may not match with totals due to rounding up.

•	Conversion metrics:

•	1 cubic meter of oil = 6.2898 barrels of oil.

•	1,000 cubic meters of gas = 6.2898 barrels of oil equivalent.

•	1 million British thermal units = 27.096 cubic meters of gas.

•	▲ q/q: Represents the percentage variation quarter on quarter

•	▲ y/y: Represents the percentage variation year on year

•	▲ q: Represents the variation in million U.S. Dollars quarter on quarter

•	▲ y: Represents the variation in million U.S. Dollars year on year

•	$MM: Million U.S. Dollars.

•	$M: Thousand U.S. Dollars.

•	$/bbl: U.S. Dollars per barrel of oil.

•	$/boe: U.S. Dollars per barrel of oil equivalent.

•	$/MMBtu: U.S. Dollars per million British thermal unit.

•	$/tn: U.S. Dollars per metric ton.

•

Adj. EBITDA / Adjusted EBITDA: Profit for the year, net + Income tax (expense) / benefit + Financial income (expense), net + Income (loss) from investments in associates + Depreciation, depletion and amortization + Restructuring and reorganization expenses + Impairment (reversal) of long-lived assets + Other non-cash costs related to the transfer of conventional assets + Gain from business combination.

•	Adjusted EBITDA margin: Adjusted EBITDA divided by Total Revenues plus Gain from Exports Increase Program.

•	Adjusted EPS (Earnings per share): Adjusted Net Income/Loss divided by weighted average number of ordinary shares.

•

Adjusted Net Income/Loss: Profit for the year, net + Deferred Income Tax (expense) + Changes in the fair value of the warrants + Impairment (reversal) of long-lived assets + Other non-cash costs related to the transfer of conventional assets + Gain from business combination.

•	boe: Barrels of oil equivalent (see conversion metrics above).

•	boe/d: Barrels of oil equivalent per day.

•	bbl/d: Barrels of oil per day.

•	CNBV: Mexican National Banking and Securities Commission.

•

Conventional Assets Transaction: assets transferred to Aconcagua, effective on March 1st, 2023. Under the agreement, Vista is entitled to 40% of crude oil production and reserves and 100% of natural gas and LPG and condensates production and reserves of the Transferred Conventional Assets.

•	EPS (Earnings per share): Net Income/Loss divided by weighted average number of ordinary shares.

•	Free cash flow is calculated as Operating activities cash flow plus Investing activities cash flow.

•	G&G: Geological and geophysical.

•

Lifting cost includes production, transportation, treatment and field support services; excludes crude oil stock fluctuations, depreciation, depletion and amortization, royalties and others, selling expenses, exploration expenses, general and administrative expenses and Other non-cash costs related to the transfer of conventional assets.

•	Mbbl: Thousands of barrels of oil.

•	MMboe: Million barrels of oil equivalent.

•	MMbbl: Million barrels of oil.

•	MMm3/d: Million cubic meters per day.

•	Mts: meters.

•

Plan GasAr: refers to the regulation set forth by Resolution No. 391/2020 whereby Vista was allocated 0.86 MMm3/d volume at an average annual price of 3.29 $/MMBtu for a four-year term ending on December 31, 2024. Through Resolutions 860/2022 and 265/2023, Vista’s allocated volume increased to 1.14 MMm3/d at the same average annual price for a second four-year term ending on December 31, 2028.

•	p.p.: percentage points.

•

Transferred Conventional Assets: Entre Lomas Río Negro, Entre Lomas Neuquén, Jarilla Quemada, Charco del Palenque, 25 de Mayo Medanito SE and Jagüel de los Machos concessions operated by Aconcagua, effective as of March 1, 2023.

•	Q#: Q followed by 1, 2, 3 or 4 represents the corresponding quarter of a certain year.

•	q-o-q: Quarter on quarter

•	SEC: U.S. Securities Exchange Commission.

•	y-o-y: Year on year

DISCLAIMER

Additional information about Vista Energy, S.A.B. de C.V., a sociedad anónima bursátil de capital variable organized under the laws of Mexico (the “Company” or “Vista”) can be found in the “Investors” section on the website at www.vistaenergy.com.

This presentation does not constitute an offer to sell or a solicitation of any offer to buy any securities of the Company, in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the U.S. Securities Exchange Commission (“SEC”), the Mexican National Securities Registry held by the Mexican National Banking and Securities Commission (“CNBV”) or an exemption from such registrations.

This presentation does not contain all the Company’s financial information. As a result, investors should read this presentation in conjunction with the Company’s consolidated financial statements and other financial information available on the Company’s website. Some of the amounts contained herein are unaudited.

Rounding amounts and percentages: Certain amounts and percentages included in this presentation have been rounded for ease of presentation. Percentage figures included in this presentation have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this presentation may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this presentation may not sum due to rounding.

This presentation contains certain metrics that do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of future performance of the Company and future results may not be comparable to past performance.

No reliance should be placed for any purpose whatsoever on the information contained in this document or on its completeness. Certain information contained in this document has been obtained from published sources, which may not have been independently verified or audited. No representation or warranty, express or implied, is given or will be given by or on behalf of the Company, or any of its affiliates (within the meaning of Rule 405 under the U.S. Securities Act of 1933, as amended, “Affiliates”), members, directors, officers or employees or any other person (the “Related Parties”) as to the accuracy, completeness or fairness of the information or opinions contained in this presentation or any other material discussed verbally, and any reliance you place on them will be at your sole risk. Any opinions presented herein are based on general information gathered at the time of writing and are subject to change without notice. In addition, no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) is or will be accepted by the Company or any of its Related Parties in relation to such information or opinions or any other matter in connection with this presentation or its contents or otherwise arising in connection therewith.

This presentation also includes certain non-IFRS (International Financial Reporting Standards) financial measures which have not been subject to a financial audit for any period. The information and opinions contained in this presentation are provided as of the date of this presentation and are subject to verification, completion and change without notice.

This presentation includes “forward-looking statements” concerning the future. The words such as “believes,” “thinks,” “forecasts,” “expects,” “anticipates,” “intends,” “should,” “seeks,” “estimates,” and “future” or similar expressions are included with the intention of identifying statements about the future. For the avoidance of doubt, any projection, guidance or similar estimation about future results, performance or achievements is a forward-looking statement. Although the assumptions and estimates on which forward-looking statements are based are believed by our management to be reasonable and based on the best currently available information, such forward-looking statements are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control.

There will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the projections. Projections related to production results as well as cost estimations – including any anticipated performance and guidance of Vista included in this document – are based on information as of the date of this presentation and reflect numerous assumptions including assumptions with respect to type curves for new well designs and certain frac spacing expectations, all of which are difficult to predict and many of which are beyond our control and remain subject to several risks and uncertainties. The inclusion of the projected financial information in this document should not be regarded as an indication that we or our management considered or consider the projections to be a reliable prediction of future events. As such, no representation can be made as to the attainability of projections, guidances or other estimations of future results, performance or achievements. We have not warranted the accuracy, reliability, appropriateness or completeness of the projections to anyone. Neither our management nor any of our representatives has made or makes any representation to any person regarding our future performance compared to the information contained in the projections, and none of them intends to or undertakes any obligation to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the projections are shown to be in error. We may or may not refer back to these projections in our future periodic reports filed or furnished under the Securities Exchange Act of 1934. These expectations and projections are subject to significant known and unknown risks and uncertainties, which may cause our actual results, performance or achievements, or industry results, to be materially different from any expected or projected results, performance or achievements expressed or implied by such forward-looking statements. Many important factors could cause our actual results, performance or achievements to differ materially from those expressed or implied in our forward-looking statements, including, among other things: uncertainties relating to future government concessions and exploration permits; adverse outcomes in litigation that may arise in the future; general political, economic, social, demographic and business conditions in Argentina, Mexico and in other countries in which we operate; the impact of political developments and uncertainties relating to political and economic conditions in Argentina, including the policies of the current government in Argentina; significant economic or political developments in Mexico and the United States; uncertainties relating to the administration that took office in Mexico in October 2024; changes in laws, rules, regulations and their interpretation and enforcement to the Argentine and Mexican energy sectors and throughout Latin America, including changes to the regulatory environment in which we operate and changes to programs established to promote investments in the energy industry; any unexpected increases in financing costs or an inability to obtain financing and/or additional capital pursuant to attractive terms; any changes in the capital markets in general that may affect the policies or attitude in Argentina and/or Mexico, and/or Argentine and Mexican companies with respect to financings extended to or investments made in Argentina and Mexico or Argentine and Mexican companies; fines or other penalties and claims by the authorities and/or customers; any future restrictions on the ability to exchange Mexican or Argentine Pesos into foreign currencies or to transfer funds abroad; the imposition of import restrictions on goods that are key for the maintenance of our assets; the revocation or amendment of our respective concession agreements by the granting authority; our ability to renew certain hydrocarbon exploitation concessions; our ability to implement our capital expenditures plans or business strategy, including our ability to obtain financing when necessary and on reasonable terms; government intervention, including measures that result in changes to the Argentine and Mexican, labor markets, exchange markets or tax systems; continued and/or higher rates of inflation and fluctuations in exchange rates, including the devaluation and/or appreciation of the Mexican Peso or Argentine Peso; any force majeure events, or fluctuations or reductions in the value of Argentine public debt; changes to the demand for oil and gas in particular, and energy in general, in Argentina, Mexico and globally; the effects of a pandemic or epidemic and any subsequent mandatory regulatory restrictions or containment measures; environmental, health and safety regulations and industry standards that are becoming more stringent; energy markets, including the timing and extent of changes and volatility in commodity prices, and the impact of any protracted or material reduction in oil prices from historical averages; our relationship with our employees and our ability to retain key members of our senior management and key technical employees; the ability of our directors and officers to identify an adequate number of potential acquisition opportunities; our expectations with respect to the performance of our recently acquired businesses; our expectations for future production, costs and crude oil prices used in our projections; changes to our capital expenditure plans; uncertainties inherent in making estimates of our oil and gas reserves, including recently discovered oil and gas reserves, and changes to our previous reserves estimates; increased market competition in the energy sectors in Argentina and Mexico; potential regulatory changes and modifications to free trade agreements driven by evolving U.S. trade policies and political developments in Argentina and Mexico; climate change and severe weather events; any potential adverse effects that may arise in connection with any prospective mergers, acquisitions, divestitures, or other corporate reorganizations; adverse global macroeconomic environments, including trade wars, high inflation, a global recession, and increasing market volatility, especially in relation to commodities prices; and ongoing and potential geopolitical conflicts, including, among others, those involving Russia and Ukraine; Israel, Hamas and Iran; and China and Taiwan.

Forward-looking statements speak only as of the date on which they were made, and we undertake no obligation to release publicly any updates or revisions to any forward-looking statements contained herein because of new information, future events or other factors. In light of these limitations, undue reliance should not be placed on forward-looking statements contained in this presentation. Further information concerning risks and uncertainties associated with these forward-looking statements and Vista’s business can be found in Vista’s public disclosures filed on EDGAR (www.sec.gov) or at the web page of the Mexican Stock Exchange (www.bmv.com.mx).

You should not take any statement regarding past trends or activities as a representation that such trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements. This presentation is not intended to constitute and should not be construed as investment advice.

Other Information

Vista routinely publishes important information for investors in the Investor Relations support section on its website, www.vistaenergy.com. From time to time, Vista may use its website as a channel for distributing material information.

Accordingly, investors should monitor Vista’s Investor Relations website, in addition to following Vista’s press releases, SEC filings, public conference calls and webcasts.

INVESTORS CONTACT:

ir@vistaenergy.com

Phone in Argentina: +54.11.3754.8500

Phone in Mexico: +52.55.1555.7104